Alston&Bird llp
90 Park Avenue
New York, NY 10016

212-210-9400
Fax:212-210-9444
www.alston.com

Mark F. McElreath	Direct Dial: 212-210-9595	e-mail: mark.mcelreath@alston.com

July 29, 2011

VIA EDGAR

Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

Re:	Prestige Brands, Inc. Registration Statement on Form S-4 Filed July 8, 2011 File No. 333-175411

Dear Mr. Riedler:

This letter sets forth the response of our client, Prestige Brands, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated July 26, 2011, which pertain to the Registration Statement on Form S-4 filed by the Issuer with the Commission on July 8, 2011.  For your convenience, we have set forth below each of your comments relating to the Registration Statement, followed by the relevant response.

General

1.           Comment:      We note that you are registering the 8.25% Senior Notes due 2018 (the “exchange notes”) in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:    A supplemental letter stating that the Issuer is registering the exchange offer in reliance on the Staff’s position contained in the above-referenced no-action letters, as well as the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters, has been provided through Correspondence filed with the Commission via EDGAR.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Mr. Jeffrey Riedler
July 29, 2011

Legal Opinion

2.           Comment:      We note that in the legal opinion, the firm has assumed “the due authorization, execution and delivery of the Indenture and the Exchange Notes, including the guarantee of each of the Guarantors set forth therein, by each of the parties thereto under the laws of their respective jurisdictions of incorporation or organization.”  While such an assumption is acceptable with respect to the Exchange Notes which have not yet been executed, the assumption is not acceptable with respect to the Indenture which has already been executed and the due authorization, execution and delivery of the Indenture are facts which may be verified and need not be assumed.  Please revise the legal opinion to remove this assumption with respect to the Indenture.

Response:    The legal opinion has been revised to remove the assumption with respect to the Indenture and has been filed with the Commission via EDGAR as an Exhibit to Pre-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form S-4.

Should you have any further questions or need additional information, please do not hesitate to contact me at 212-210-9595.

Sincerely,

/s/ Mark F. McElreath
Mark F. McElreath
Partner

cc:           Mr. Eric S. Klee, Secretary and General Counsel, Prestige Brands, Inc.